SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-32099]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

April 29, 2016

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of April 2016. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on May 24, 2016, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Hae-Sung Lee, Attorney-Adviser, at (202) 551-7345 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Goldman Sachs Municipal Opportunity Fund [File No. 811-22248]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on March 21, 2016 and amended on March 28, 2016.

Applicant's Address: 71 South Wacker Drive, Chicago, Illinois 60606.

Gottex Trust [File No. 811-22889]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 4, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $93,525 incurred in connection with the liquidation were paid by applicant and applicant's investment adviser.

Filing Date: The application was filed on April 4, 2016.

Applicant's Address: One Boston Place, Suite 2600, 201 Washington St., Boston, Massachusetts 02109.

The Hartford Alternative Strategies Fund [File No. 811-22610]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 23, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $35,000 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Date: The application was filed on April 7, 2016.

Applicant's Address: 5 Radnor Corporate Center, Suite 300, 100 Matsonford Road, Radnor, Pennsylvania 19087.

Cheswold Lane Funds [File No. 811-21891]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On February 29, 2016, applicant made a liquidating distribution to its sole remaining shareholder, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Dates: The application was filed on April 1, 2016 and amended on April 27, 2016.

Applicant's Address: 100 Front Street, Suite 960, West Conshohocken, Pennsylvania 19428.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary